UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: April 3, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release regarding addition of Techfaith to the Halter USX China Index

Exhibit 99.1
TechFaith Added as Constituent of the Halter USX China Index
Beijing, China, April 2, 2009 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”), an original developed product (ODP) provider focused on research and development of cell phone solutions, today announced that the Company has been added as a constituent to the Halter USX China Index.
The Halter USX China Index is comprised of 101 companies whose common stock is publicly traded in the United States and the majority of whose business is conducted within China. The Index was created in response to the unique economic opportunities taking place in China, as well as the current dynamics in the United States capital markets.
Mr. Defu Dong, the Chairman and Chief Executive Officer of TechFaith, said, “We are proud of being added to the Halter USX China Index. We believe our addition to the index is a reflection of the Company’s substantial progress and will help to raise our visibility on Wall Street. During the past months, TechFaith has achieved several significant milestones, including strong revenue growth and strategic partnerships with QIGI and aigo. The Halter Index addition is another example of TechFaith’s commitment to our investors seeking the transparency offered with a U.S. listing. Our focus remains on aiming to position TechFaith to be one of the most competitive and efficient handset ODP providers to the global market.”
For a company to be included in the Halter USX China Index it must conduct a majority of its business in China, maintain an average market cap of over $50 million for the preceding 40 trading days, trade on the NYSE, Amex or NASDAQ and be approved by USX Selection Committee. For more information please visit www.usxchinaindex.com.
About TechFaith
TechFaith (NASDAQ:CNTF) is an original developed product provider focused on research and development of cell phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Window based smartphone and Pocket PC phone; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.
With the capability of developing MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates, “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the global economic downturn and a further slowdown in the growth of China’s economy, TechFaith’s limited operating history, TechFaith’s ability to effectively manage its business operations and control cost, loss of TechFaith’s customers and claims against TechFaith due to defects in its designs or other reasons, TechFaith’s limited insurance coverage and its exposure to product liability and product recall, TechFaith’s ability to retain existing or attract additional domestic and international customers, TechFaith’s earnings or margin declines, failure to compete against new and existing competitors, and other risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
In China:
Jay Ji
China Techfaith Wireless Communication Technology Limited
Tel:+ 86-10-5822-8390
Email: ir@techfaith.cn
In the U.S.:
Joseph Villalta
The Ruth Group
Tel:+ 646-536-7003
Email: jvillalta@theruthgroup.com